82-4126

04010066

RECEIVED
PROCESSING SECTION
2004 FEB -9 PM 12:22

**BCSC**

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

SUPPL



## *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | | | DATE OF REPORT Y | M | D |
|---|---|---|---|---|---|---|
| SOHO RESOURCES CORP. | 03 | 11 | 30 | 04 | 1 | 30 |

| ISSUER ADDRESS | | | | |
|---|---|---|---|---|
| 450 – 650 WEST GEORGIA STREET, PO BOX 11569 | | | | |
| CITY/ | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
| VANCOUVER | BC | V6B 4N8 | 604-684-3829 | 604-684-8071 |
| CONTACT PERSON | | CONTACT'S POSITION | | CONTACT TELEPHONE NO. |
| RALPH SHEARING | | DIRECTOR | | 604-684-8071 |
| CONTACT EMAIL ADDRESS | | WEB SITE ADDRESS | | |
| ralph@sohoresources.ca | | www.sohoresources.ca | | |

## *CERTIFICATE*

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y | M | D |
|---|---|---|---|---|
| "RALPH SHEARING" | RALPH SHEARING | 04 | 1 | 30 |
| "SAM NASTAT" | SAM NASTAT | 04 | 1 | 30 |

FIN51-901F Rev.2000/12/19

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

2004

dlw 2/25

## SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the period ended November 30, 2003.

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   See attached unaudited consolidated financial statements for the period ended November 30, 2003.

2. Related party transactions:

   See Note 5 of the attached unaudited consolidated financial statements for the period ended November 30, 2003.

3. Summary of securities issued and options granted during the period:

   a) Summary of securities issued during the period:

| Date of Issue | Type of Security | Type of Issue | Number | Price | Total Proceeds | Type of Consideration |
|---|---|---|---|---|---|---|
| November 26, 2003 | Common shares | Warrants exercised | 3,129,750 | $0.10 | $ 312,975 | Cash |

   No commissions were paid with respect to these securities issuances.

   b) Summary of options granted during the period:

   No stock options were granted during the period.

4. Summary of securities as at the end of the reporting period:

   a) Share Capital – authorized:

   100,000,000 common shares without par value
   100,000,000 Class A preference shares with a par value of $1 per share
   100,000,000 Class B preference shares with a par value of $5 per share

   b) Share Capital – issued and outstanding:

| | Number of Shares | Stated Capital |
|---|---|---|
| Common shares | 29,665,366 | $ 11,188,525 |

c) As at November 30, 2003, the following directors' and employees' stock options were outstanding:

| Number of Shares | Exercise Price | Expiry Date |
|---|---|---|
| 75,000 | $ 0.40 | February 15, 2006 |

As at November 30, 2003, the following share purchase warrants were outstanding:

| Number of Shares | Exercise Price | Expiry Date |
|---|---|---|
| 700,000 | $ 0.10 | March 13, 2004 |
| 600,000 | $ 0.10 | July 8, 2004 |
| 1,000,000 | $ 0.10 | July 9, 2004 |
| 2,300,000 | | |

d) There are no shares being held in escrow or subject to pooling agreements.

5. List of Directors and Officers:

Bassam Nastat – Director and Secretary
Ralph Shearing – Director and President
Milton Cox – Director and CEO
Arden McCracken – Director
Marek Kreczmer – Director

## SCHEDULE C: MANAGEMENT DISCUSSION

Dear Shareholder,

I am pleased to present the un-audited consolidated financial statements for the period ended November 30, 2003 for Soho Resources Corp. ("Soho" or the "Company"). Soho is a resources exploration and development company operating in the oil & gas and mineral, exploration and development sectors. The Company maintains interests in a gas development project located in Freestone County, Texas, USA and indirectly, through its Mexican subsidiaries, owns a majority interest in a Mexican mineral exploration and mining project located in northeastern Durango State, Mexico.

**Bossier Gas Production and Lease Acreage Acquisition**

Soho closed an agreement dated October 2, 2002, between the Company, Gypsy Mining and Exploration LLC doing business as Gypsy Resources Corp., ('Gypsy') and Code America Investments LLC., ("Code America") of Olive Branch, MS, whereby the Company acquired a 12.5% working interest in the Lane Unit #1 producing gas well and may acquire up to a 100% working interest in certain gas leases located within the Bossier Sandstone Gas Play in Freestone County, Texas. This agreement was superseded by a Notation Agreement dated Sept 22, 2003 between the above parties to acknowledge and state that Gypsy, former Operator of all exploration and development conducted on the Lane #1 gas well and the Lane leases, had acted only as negotiator and/or a facilitator for Code America in the transaction outlined in the agreement and all amendments thereto. Further, all parties acknowledged that Code America is and has always been the rightful owner and interest holder of that percentage (12.5%) of the Lane Leases being purchased by Soho under the Agreement and all subsequent amendments and that all compensation paid by Soho has been paid to the benefit of Code America.

Total consideration for the purchase of the 12.5% working interest after payout in the Lane Unit #1 gas well was US$250,000 cash, all of which financed a work program on the Lane Unit #1 gas well. As additional compensation, the Company has allotted 2,000,000 of its common shares to Code America or its assigns, the allotted shares to be issued, pending additional TSX Venture Exchange acceptance prior to issuance, upon confirmation that the above-noted work program on the Lane Unit #1 gas well has increased production by 1.25 mmcf/d, sustained for seven days. For additional compensation totaling US$63,000 cash to Gypsy, the Company was granted a preferred payout at 54% net revenue interest ("NRI"), on the Lane Unit #1 gas well (US$25,000), will acquire a 51% working interest in the Garrett Unit including the well bore of the W.T. Garrett #1 well (US$30,000), and obtain an option to acquire a 100% working interest and 72% NRI in all leases comprising the Lane Gas Unit (US$8,000) (the 'Lane Option'). The Company has an option to acquire an additional 24% working interest in the W.T. Garrett #1 gas well by covering 100% of the costs of re-entry and completion cost (the 'Garrett Option').

Under the October 2, 2002 agreement Soho had obtained an option to purchase a 100% working interest in the Southwestern University lease and the Southwestern University #1 well for an additional payment of US$8,000, the 'Southwestern Option'. As the underlying Southwestern University lease of approximately 500 acres expired on August 15$^{th}$, 2003, this option obtained by Soho under the Oct 2, 2002 agreement is no longer available to Soho and has expired.

The Bossier gas interests, acquired by Soho are strategically located within Anadarko Petroleum's ("APC:NYSE") east Texas Bossier gas play. The Lane Unit #1 well (Latitude 31 38 58.379N, Longitude 95 57 31.875 W) and associated leases are located adjacent to both the productive Dowdy Ranch and Nan-Su-Gail gas fields primarily being developed by Anadarko. To the knowledge of the Company the closest producing Anadarko gas well, the Williford C, is located approximately two miles southwest of the Lane #1 well.

Anadarko's gas wells typically commence with high initial production ("IP") consistently over 5mmcf/d, with IP's up to 51.5mmcf/d. Anadarko is currently producing from the Bossier Formation in over 400 wells. Anadarko gas wells typically have 3 BCF gas reserves on average from the Bossier formation on 80 acre spacing. Anadarko enjoys an exceptionally high success rate, with most of their wells being completed as producers. (*information from corporate web site, Anadarko.com*)

The Lane Unit #1 gas well work-over commenced during late March 2003. The work-over contemplated a clean up and cement squeeze within the targeted zone to be followed by a fracture stimulation treatment, in

early April 2003. A detailed fracture analysis conducted by Schlumberger prior to the work program, indicated that the effective flow capacity of the Lane #1 well within the productive Bossier section, should be dramatically increased upon successful completion of the recommended fracture stimulation procedure.

Due to technical difficulties encountered during the March-April 2003 work-over program the fracture stimulation procedure was not completed at that time and the work-over was postponed pending resolution of the technical difficulties and rescheduling the program.

The work program recommenced in early June 2003. As announced in a news release by the Company on June 16th, 2003, the Lane #1 gas well was in the final stages of the work-over and re-completion program. The fracture stimulation was completed as planned and the well was being controlled with 10.2 lb. brine with shut-in surface pressures in excess of 3000 psi, which indicated an estimated bottom hole pressure of approximately 8000 psi. These early indicators are very favorable and are comparable and in line with other Bossier wells within the immediate area. Clean up of the excess frac. material, in preparation of production testing was completed during mid to late June and the well was ready for production testing at that time.

Unfortunately, shortly after the clean up, the well packer system used to isolate the target zone from the rest of the well bore failed, such that production testing had to be postponed until the packer system was repaired or replaced. During late July – early August the Lane #1 well interest holders were presented a budget for an additional work program designed to replace the packer assembly system. Decisions from interest holders to elect to participate in the program were made during August 2003 and due to inadequate funding the work-over program could not be implemented at that time. Full funding for the work program was achieved during October 2003 and on November 23, 2003 a work program commenced to replace the packer system and subsequently, production test the well.

On January 9, 2004, Soho Resources Corp., announced that the Lane No. 1 Bossier gas well work-over and re-completion program had been successfully completed. At that time the well was shut-in waiting for gas meter installation and pipeline hook-up to commence gas sales. As of January 8, 2004 the well's perforated Bossier zone located at an approximate depth 15,400 feet had shut-in surface pressures of 6600 psi. On December 28th, 2003 the well was tested on various choke sizes. The well stabilized at 2900 psi on a 12/64th choke and maintained that pressure for eight hours and was then shut in pending pipeline hook-up. During testing the Lane #1 well was still flowing back frac. water and it was estimated that the well would completely clean up within three weeks of initial production after which further flow testing would be initiated.

On January 14, 2004, Soho announced that the hook-up of the Lane # 1 well had been completed and the well had been placed into production. The well was still flowing back frac. water as of January 23rd, 2004 and flow testing and reserve calculations will be initiated immediately after the well is fully cleaned up of frac. water.

**ADS Acquisition To Be Rescinded**

Further to the Company's news releases of February 4, March 25, June 11 and July 25, 2003, the Company announced, on January 29, 2004, that, due to the very poor operating results achieved by ADS Drilling Services, Inc. ("ADS") over the past six months, the Company intends to negotiate a mutual rescission to the Share Purchase Agreement dated June 1, 2003, pursuant to which it had agreed to acquire all the issued and outstanding shares in the capital of ADS, a company based in Houston, Texas that is engaged in the provision of contract directional drilling services to the oil and gas industry. The decision to rescind this Agreement was based on the failure of ADS to reach the revenue expectations that ADS and it's shareholders had represented as being achievable. The Company has presented ADS and its shareholders with a draft Agreement of Rescission and all parties have tentatively agreed to the proposed rescission, subject to final approval by the respective parties legal counsels. The Company expects that the parties will complete the Agreement of Rescission in the near future.

Under the terms of the Share Purchase Agreement, Soho made net advances of US$209,816.69 (the "Operating Advances") to ADS to fund its operating expenses and advanced the sum of US$25,000 to ADS's Shareholders in consideration for the purchase of ADS shares under the Agreement ("Purchase Advances") for a total of $234,816.69 (the "Advances").

The Operating Advances are a demand loan repayable by ADS to Soho with interest and subject to final

negotiation are to be repaid in eighteen installments commencing on finalization of the Agreement of Rescission. As security for the obligation of ADS to repay the advances, the Company has also requested that ADS grant the Company a security interest in all present and after acquired property of ADS.

Full details of the history of the acquisition of ADS Drilling Services, Inc. can be found by reading the Company's various news releases as listed above or by reviewing the Company's August 31, 2003 quarterly report Schedlue C management discussion as filed on www.Sedar.com .

**Pebble Creek Acquisition**
On August 5th, 2003 the Company announced that it had entered into Joint Venture Development Agreement with Code America Investments, L.L.C. ("Code America") whereby Soho will, subject to regulatory approval, purchase 5% working interest ("WI") equating to a 3.5% Net Revenue Interest ("NRI") in the Pebble Creek Prospect, Shelby County, Texas. Code America is a corporation controlled by Mr. Milton Cox, a director of Soho and therefore this transaction is a non-arms length transaction. Both the Participation Agreement and the loan are subject to TSX Venture Exchange approval.

In order to earn its interest Soho is required to contribute US $58,070 as it pro-rata cost of development to drill, test and complete two initial wells within the project area. By participating in the drilling of these initial wells, Soho and its partners will earn an option to participate on the same basis in any future prospects on the remainder of the combined leases of approximately 2,300 acres.

In order to fund its pro-rata cost of the development wells, Soho has accepted, subject to regulatory approval, a loan from BHT-TCM Investment Inc. ("BHT") in the amount of US $58,070. The loan will be secured by the working interest being purchased, have a term of one year and have a fixed rate of interest of 8%. Soho has agreed to issue a bonus to BHT equal to 20% of the total amount of the loan, payable in shares of Soho at the price of $0.10 per share. BHT is a non-arms length party to the Company and is controlled by Milton Cox, CEO of Soho.

The Pebble Creek Prospect is located in the northeast corner of Shelby County, Texas in what appears to be an emerging shallow oil and gas play. The primary development target for the project is the Fredricksberg formation at a subsurface depth of approximately 2,700 feet. The Fredricksberg formation is a tight limestone that is commonly highly fractured in the project area.

During the last twelve months non-affiliated parties have drilled six wells into the Fredricksberg formation utilizing directional drilling. All six of these wells have been completed as commercially producing wells. Soho's wholly owned subsidiary ADS Drilling Services, Inc. provided the directional drilling services to the operators for each of these wells.

During September the operator of the Pebble Creek Prospect drilled and completed the first of two required wells for the prospect. The Beckum SW 1-H was drilled to 2690 ft vertical depth with a 1862 ft Horizontal leg -TMD 4552 ft. The well was placed into production and is currently producing approx 728 mcfd gas with an average of 440 Bbls water. Over the past two months the gas production rate has increased from an average of approximately 500mcfd during December to approximately 728 mcfd for January while water production remain about the same. This well is still being evaluated as to its long-term profitability. The operator intends to keep this well on production for the next several months to gauge its economics in light of its increasing rate of gas production. A second test well is currently being planned on this project at a new location on a different area of the leases.

**Mexican Mining Activities**
**Tahuehueto Mine Project, Mexico**

**Ownership**
The Company, through its Mexican subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand"), owns 90 % of the outstanding shares of Sacramento de la Plata S.A. de C.V., ("Sacramento") by virtue of the following transactions, a)by way of an agreement dated January 31, 1997 (the "Share Purchase Agreement") between Samarkand and three vendors, (the "Vendors"), the Company, through it's wholly owned subsidiary Samarkand, directly acquired a 49% equity interest (29,400 Series "B" shares) of the capital of Sacramento, b) another 36% equity interest (21,600 Series "A" shares) of the capital of Sacramento was acquired in trust

for Samarkand by Samarkand's agent, Abraham Urias (the "Agent"); and finely, c)an additional 5% equity interest (3,000 Series "A" shares) was transferred from a separate shareholder into the name of the Agent and is held in trust for Samarkand by the Agent. These combined interests represent 90% of the outstanding share capital of Sacramento.

Sacramento owns a 100% interest in the Tahuehueto Gold Mine Project, located in Durango State, Mexico. The Project is subject to a 2% net smelter return royalty.

In May 1999, the Vendors initiated three separate and one combined legal actions within the Mexican courts against the Company, Samarkand and the Agent (collectively the "Purchasers'), seeking to have the Share Purchase Agreement rescinded, claiming default by the Purchasers of their obligations under the Share Purchase Agreement. Three of the Lawsuits, being file number 901/2000, 414/1999, and 1193/2000 have all been adjudicated before the courts in Mexico and have all determined **irrevocably and without further appeal *that the Purchasers are not in default of obligations under the Share Purchase Agreement.*** In respect of the fourth lawsuit, file number 1357/2000, the Plaintiffs have not filed any motions since October 9, 2002, and consequently, under Mexican Law, this suit has lapsed and thereby of no further force or effect and for all intensive purposes successfully defended against.

The first and second level courts determined that the civil action filed by the Plaintiffs did not meet the conditions required under applicable civil and commercial legislation. Therefore, under the terms of the 1997 Agreement, the Defendants continue to be, and have been since execution of the 1997 Agreement, the rightful owners of the above noted shares of Sacramento. **This above court decisions reaffirms the Company's ownership of Sacramento and thereby its full control of the Tahuehueto Gold Mine Project.**

**Project Info**

Management has calculated a mineral resource in the inferred category. Inferred resource calculations for the El Creston zone are based solely on the underground sampling and mapping conducted by the the Company. Analytical data from a total of 1270 channel samples was used in the mineral resource calculations. (Please refer to the Issuer's news release #22-97, dated September 17th 1997, for a full description of sampling procedures.) The Company's sampling was designed to check the assay data and mineral resource calculations of previous major exploration efforts by other operators (news release # 7-97 issued April 2, 1997). Robert F. Brown, P. Eng., and former director of Issuer, conducted the mineral resource calculations following the guidelines of the Canadian Institute of Mining and Metallurgy Ad Hoc Committee Report, Mineral Resource/Reserve Classification: Categories, Definitions, and Guidelines, published in September, 1996. The mineral resource calculations have not been independently verified.

The inferred resource from the El Creston zone totals 240,000 tonnes grading 9.7g/t gold, 77.g/t silver, 2.6% lead and 4.0% zinc (*2,300,000 grams (74,000 ounces) of gold*). This inferred resource has an average width of 4.5 meters and occurs within the central silica flooded zone of the El Creston structure. The central silica flooded zone is exposed in outcrop and underground tunnels over a 450 meter vertical elevation and a 700 meter horizontal strike length. Approximately 50% of the explored central silica flooded zone contains resource mineralization. Details of the sampling methods, level by level assay results, and compilation of the level assay plans can be found in Company's news releases # 22-97, 21-97, 19-97, 15-97, and 13-97.

The Company is re-activating its Mexican business affairs in order to take advantage of the improving metal resource market. Plans are currently being formulated to implement a major exploration and development program on the Tahuehueto Gold Mine Project. Subject to funding, the Company plans to conduct a surface exploration program commencing in March, 2004. Phase one of this program is to consist of induced polarization geophysical surveying, geological mapping and sampling and grid establishment. Phase two, planned to follow about two months after phase one, will be primarily a surface drill program designed to prove the continuity of the El Creston – Cinco de Mayo trend and thereby demonstrate the potential for the project to host a large scale gold deposit. In addition, phase two would include detailed sampling of the remaining underground workings consisting of approximately 3,600 meters of exploration adits in several zones. Phase three would be a large infill surface and underground drilling campaign designed to prove up drill indicated resources on the El Creston Zone and its extension alone the El Creston – Cinco de Mayo trend. The drilling would be designed to develop a drill indicated resources of 250,000 oz gold within the El Creston Zone over a 450 meter vertical X 750 horizontal strike length, targeting existing known ore shoots, as well as building additional drill indicated resources, north and south of the El Creston zone, along the potential 2,500+ meter strike length of the El Creston-Cinco de mayo trend.

With the reactivation of the Company's Mexican operations, in January 2004, the company paid $64,148 to the Mexican tax authorities as full payment towards all Mexican governmental mineral concession taxes associated with the Tahuehueto Project such that the concession taxes are current to June 30, 2004. This amount is recorded as a deferred property expense within the Company's un-audited November 30, 2003 financial statements.

## Financing Activities

### Promissory Notes

In March 2003, the Company arranged three separate loans in the amount of USD$250,000 in order to fund its obligations under the ADS Drilling Services Inc.,("ADS") Share Purchase Agreement as more particularly described in news releases dated February 4, March 25, June 11 and July 22, 2003. Due to the various delays in establishing cash flow from the Company's lane gas Well plus an unexpected poor performance of ADS, the Company has not able to repay the loans under their initial terms such that they are presently due and owing.

The three loans totaling US $250,000 were repayable on or before Sept 21, 2003, and bear interest at a rate of 15% per annum. As of the due date of this management discussion Soho has been unable to repay any portion of the loans and has negotiated with the two of the debenture holders to obtain an extension to the due date of the loans and has negotiated a debt settlement with the third debenture holder as described below.

The loans require that Company make periodic payments to holders against principal amount and interest in an amount equal to seventy-five percent (75%) of all net proceeds that will be received by the Company from commercial petroleum operations from any currently producing or future producing well within the Company's leases located in Freestone County, Texas or any future leases acquired by the Company. Further, and notwithstanding the foregoing, should the Company receive any single new financing in excess of US $100,000 the Company shall direct not less than twenty-five percent (25%) of the net proceeds towards the repayment of the Loans.

The Loans are evidenced by Promissory Notes and secured with a fixed and specific charge granted by the Company against, all future accounts receivable by the Company in respect of current and future petroleum production and all future accounts receivable by the Company in respect of commercial operations from its proposed ADS Drilling Services subsidiary company operating in West Texas (which future accounts receivable would represent net revenue of ADS Drilling Services which would be available for distribution to the Company, subject to applicable corporate law relating to the distribution of profits); and

In July 2003, the Company issued to the lenders, as a bonus, a total of 740,000 fully paid and non-assessable common shares of the Company at a deemed price of CDN$0.10 per share equal to twenty percent (20%) of the amount loaned to Soho by each lender.

The Company has negotiated Amendment Agreements with two of the three lenders pursuant to which the lenders have agreed to extend the terms of the loans to July 31, 2004 in consideration of being issued, subject to the acceptance of TSX Venture Exchange, 1,093,907 share purchase warrants. Each share purchase warrant to be exercisable into one common share in the capital of the Company at a price of $0.14 per share for a period of one year. The aggregate amount of loans and interest outstanding to the two lenders as at December 15, 2003 was $306,293.83.

### Warrant Exercise Financing

On November 26, 2003 certain shareholders exercised a total of 3,129,750 warrants at $0.10 per share for total proceed of $312,975 resulting in the issuance of 3,129,750 shares. These proceeds are being utilized in reactiving the Company's Mexican operations and for general working capital.

### Private Placement Financings

The Company announced on January 14, 2004 that it has arranged, subject to all necessary regulatory approvals, a Private Placement of 7,000,000 units @ $0.11 per unit for total proceeds of $770,000, each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each full share purchase warrant shall be exercisable for a period of one year at a price of $0.14 per share. The proceeds of

the Private Placement will be used to pay certain accounts payable, and for general working capital associated with its resource properties. The Company proposes to file a renewal Annual Information Form prior to the closing of the Private Placement such that securities issued under the Private Placement will be subject to a four month hold period from closing.

**Debt Settlement**

As announced on January 14th, 2004 and in order to further reduce the Company's accounts payable, the Company has entered into debt settlement agreements with certain arm's length creditors, one of which is the Promissory Note Lender referred to above, pursuant to which it has agreed to settle $123,009 of outstanding debt in consideration of the issuance of 1,118,264 units, each unit having the same terms and conditions as the Private Placement units described above. The debt settlement is also subject to the acceptance of the TSX Venture Exchange and provided that the Company files its renewal AIF, the securities issued pursuant to the debt settlement will be subject to a four-month hold period.

**Loan Funding**

In order to fund its acquisition cost of the proposed Pebble Creek acquisition as described above Soho accepted a loan from BHT-TCM Investment Inc. ("BHT") in the amount of US $58,070. The loan is secured by the working interest being purchased, has a term of one year and has a fixed rate of interest of 8%. Soho has agreed, subject to regulatory approval to issue a bonus to BHT equal to 20% of the total amount of the loan, payable in shares of Soho at the price of $0.10 per share. BHT is a non-arms length party to the Company and is controlled by Milton Cox, CEO of Soho.

The Company received regulatory approval to the loan bonus on November 28th, 2003 and intends to issue the loan bonus upon receipt of final regulatory approval to the Pebble Creek Acquisition.

**Investor Relations**

Soho has engaged Windward Communications Ltd. to work with investors, brokers, analysts and the media. Windward also co-ordinates the Company's attendance at trade shows, conventions and other presentations. Windward also provides investor relations and corporate communication services in the United States and Great Britain. With the Company commencing gas production from its Lane #1 gas well, Windward is now being paid a fee of US $3,500 per month for a minimum of three months, after which Windward's engagement will continue, with the agreement of both parties, on a month by month basis at the same rate of compensation.

The Company had also engaged Mindshare Communications Ltd ("Mindshare") on a month-by-month basis to assist the Company with the maintenance of its investor database and to work as an investor relation's consultant providing general investor relations communication with corporate shareholders, brokers and media. Soho and Mindshare deferred and held in abeyance all services and compensation under the agreement, effective July 1, 2003. At this time Soho does not intend to renew its consulting arrangement with Mindshare.

**General and Administrative Expenses**

On June 1st 2003, Soho commenced recording the business of ADS, (a wholly owned subsidiary of Soho as described above), on a consolidated basis into Soho's financial statements and public reporting documents. As stated above, ADS and the Company have agreed to negotiate a recession to the acquisition agreement which recession would be effective as of June 1st 2003 and as such all consolidation of ADS's operating results will be reversed out of the Company's consolidated financial statements. The company intends to file amended financial statements for the quarter ending August 31, 2003 upon signing the Agreement of Recession of the ADS Share Purchase Agreement.

- The Company incurred $150,267 in general and administrative plus interest expenses during the period. Major expenditures and/or accruals for the period consisted of,
  - Interest on loans payable of $16,320 to shareholders, directors and a two companies owned individually by two directors.
  - Office and misc. expenses of $7,653.
  - Office rent and utilities of $10,453.
  - A total of $92,679 in professional fees attributed as follows; charges for legal fees of $17,574 for Mexican operations and $40,891.76 for Canada and US operations; accounting and audit fees $17,580 for Mexican accounting within the Company's Mexican subsidiaries and $9,000 for Canadian

operations plus $7,633 (recoverable from ADS) for US operations associated with ADS. The increase in legal fees for the quarter is attributed to re-activating the Company's Mexican operations.

- Telephone expense of $3,166 includes the costs of Soho office telephones, fax, mobile phones, web hosting and internet access services.
- Travel expenses of $9,644 includes the costs of airfare, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Lane gas well work program.

**Related Party Transactions**

As of November 30, 2003 the company has the following loans and interest payable to related parties:

- Amounts due to a company controlled by Milton Cox, a Company director, of $75,636 Cdn., (August 31, 2003 – 78,676) are non-interest bearing, unsecured and have no specific terms of repayment. This amount is due to Code America Investments, Ltd, a company controlled by Mr. Milton for payments to various creditors of the Company, and/or loans to the Company, a total of US $74,564.70 as working capital during the year ending February 28, 2003 plus an additional $16,774.11 during the six month period ending August 31, 2003. These loans are non-interest bearing, unsecured and have no specific terms of repayment. Funds were used by the Company for general working capital as previously disclosed on the Company's August 31st, 2003 management discussion.

- Amounts due to a company controlled by Milton Cox, a Company director, of $77,298 Cdn are related to a loan provided for the proposed acquisition of the Pebble Creek Prospect as full explained above. Of the total 75,400, $81,370.60 is principal and $1,898 is interest. In addition, a $11,614 loan bonus is due to this same company to be paid in shares at $0.10 per share, subject to regulatory approval.

- Amounts of $8,060 (loan) and $9,314 (interest) due to a company controlled by Ralph Shearing, a director of Soho. These amounts relate to various loans provided to the Company over the past several years for general working capital.

- An amount of $10,444 is due by Soho to a company related to Soho by a common director and represent office rent and expenses charged for shared office accommodation.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

**Legal**

Soho has been named in a legal suit filed by Baker Hughes Oilfield Operations, Inc against Milton Cox, Code America Investments, LLC, Soho Resources Corp., and SCS Energy Services Limited. Upon review of the suit by US legal counsel and advice thereof, Soho is of the opinion that this suite is non material and frivolous. The suit seeks payment of drilling services provided by Baker Hughes during Sept 2000 on the Lane #1 well at a time when Soho was not involved and had no interest, in the Lane leases.

**Stock Option Plan**

A 2003 Stock Option Plan was approved by a majority of disinterested shareholders on April 4, 2003, at the Company's annual general meeting. The number of shares reserved for issuance under the 2003 stock option plan is set at 4,285,584. In January 2004 the Company filed the stock option plan for approval by the TSX Venture Exchange which approval is still pending.

On January 14, 2004 the Company announced that it had granted a total of 2,400,000 stock options to directors, officers and employees under the recently adopted 2003 Stock Option Plan. The options will to carry an exercise price of $0.15 per share and expire five years from the date of granting. The granted stock options are subject to TSX Venture Exchange Approval.

**Liquidity/Outlook/Overview**

At August 31, 2003, the Company had a working capital deficiency of $805,989. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future. It is anticipate that the resulting cash flow from gas production from the Lane # 1 well will markedly improve the Companies liquidity. Should the Lane #1 well flow rates establish the well as a significant producer, the Company intends to exercise its option to purchase 100% of the surrounding Lane leases and

# Soho Resources Corp.

Consolidated Balance Sheets

| | November 30, 2003 (Unaudited – prepared by management) | February 28, 2003 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash | $ 322,863 | $ 17,366 |
| Receivables | 2,662 | 10,922 |
| | 325,525 | 28,288 |
| Oil and gas properties (Note 2) | 504,266 | 424,429 |
| Mineral properties (Note 3) | 64,248 | 100 |
| Capital assets, net | 7,541 | 9,584 |
| Loan receivable | 260,000 | 38,750 |
| | $ 1,161,580 | $ 501,151 |
| **Liabilities and Shareholders' Deficiency** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | $ 611,218 | $ 380,005 |
| Due to related parties | 151,036 | 107,562 |
| Loans payable | 369,260 | 101,008 |
| | 1,131,514 | 588,575 |
| Loans payable | — | 36,200 |
| | 1,131,514 | 624,775 |
| Shareholders' deficiency | | |
| Capital stock | 11,188,525 | 10,541,550 |
| Share subscriptions received in advance | 10,000 | 20,000 |
| Deficit | (11,168,459) | (10,685,174) |
| | 30,066 | (123,624) |
| | $ 1,161,580 | $ 501,151 |

pursue the rapid development of these leases by attempting to secure additional equity and/or debt financing to fund the drilling of additional offset wells. Should it be required, the Company would offer working interest in the leases to industry partners in order to adequately fund the projects development.

The cash flow derived from the Lane #1 well combined with the Company's recently announced private placement, when completed, will allow the company to develop its oil and gas interests as well as its Mexican mining interests.

On Behalf of the Board of Directors of
Soho Resources Corp.

*"Ralph Shearing"*

Ralph Shearing,
President
January 29th, 2004

# Soho Resources Corp.

Consolidated Statements of Operations and Deficit
(Unaudited – prepared by management)

| | Three Months Ended November 30, 2003 | Three Months Ended November 30, 2002 | Nine Months Ended November 30, 2003 | Nine Months Ended November 30, 2002 |
|---|---|---|---|---|
| **General and Administrative Expenses** | | | | |
| Amortization | 681 | 1,097 | 2,043 | 3,292 |
| Automobile | 930 | — | 930 | — |
| Consulting and financial services | — | — | 8,174 | 2,500 |
| Interest and bank charges | 209 | 90 | 3,102 | 400 |
| Interest on long term loans | — | — | 1,119 | 12,390 |
| Interest on loans payable (recovery) | 16,320 | (2,573) | 42,152 | 13,640 |
| Investor relations | — | 7 | 4,206 | 37,333 |
| Loan bonuses | — | — | 85,614 | — |
| Management fees | — | — | 27,491 | — |
| Office and miscellaneous | 7,653 | 7,042 | 13,841 | 12,916 |
| Professional fees | 92,679 | 59,230 | 127,471 | 75,538 |
| Regulatory fees | 2,481 | 500 | 12,136 | 3,314 |
| Rent and utilities | 10,453 | 14,219 | 40,228 | 37,377 |
| Telephone | 3,166 | 3,009 | 14,155 | 7,572 |
| Transfer agent | 1,763 | 305 | 7,613 | 980 |
| Travel | 9,644 | — | 31,429 | 5,488 |
| Wages and benefits | 4,288 | 912 | 12,672 | 10,362 |
| Loss from operations | (150,267) | (83,838) | (434,376) | (223,102) |
| Expense recoveries | — | 20,743 | — | 20,743 |
| Gain on settlement of debts | — | 63,133 | — | 63,133 |
| Write-down of investment in ADS | — | — | (52,186) | — |
| Foreign exchange gain (loss) | 4,667 | — | 3,277 | — |
| Other income | — | 3,000 | — | 3,638 |
| Net income (loss) for the period | (145,600) | 3,038 | (483,285) | (135,588) |
| Deficit, beginning of period | (11,022,859) | (10,520,445) | (10,685,174) | (10,381,819) |
| Deficit, end of period | $ (11,168,459) | $ (10,517,407) | $ (11,168,459) | $ (10,517,407) |
| Loss per share | $ (0.01) | $ — | $ (0.02) | $ (0.01) |
| Weight average number of common shares outstanding | 26,707,580 | 16,377,517 | 25,388,011 | 16,326,557 |

## Soho Resources Corp.

Consolidated Statements of Cash Flows
(Unaudited – prepared by management)

| | Three Months Ended November 30, 2003 | Three Months Ended November 30, 2002 | Nine Months Ended November 30, 2003 | Nine Months Ended November 30, 2002 |
|---|---|---|---|---|
| **Cash from (used in) operating activities** | | | | |
| Net income (loss) for the period | $ (145,600) | $ 3,038 | $ (483,285) | $ (135,588) |
| Items not involving cash: | | | | |
| Amortization | 681 | 1,097 | 2,043 | 3,292 |
| Accretion of liability component of convertible loan | — | (13,391) | — | — |
| Gain on settlement of debts | — | (63,133) | — | (63,133) |
| Unrealized portion of foreign exchange gain | — | — | (15,050) | — |
| Write-off of capital assets | — | 4,358 | — | 4,358 |
| Write-down of investment in ADS | — | — | 52,186 | — |
| Accrued interest | 16,320 | 10,843 | 39,899 | 26,030 |
| Loan bonuses | — | — | 85,614 | — |
| | (128,599) | (57,188) | (318,593) | (165,041) |
| Changes in non-cash working capital items: | | | | |
| (Increase) decrease in receivables | 23,778 | 1,530 | 8,260 | 54 |
| (Increase) decrease in prepaid expenses | 2,556 | — | — | — |
| Increase (decrease) in accounts payable and accrued liabilities | 144,082 | 49,140 | 191,314 | 95,761 |
| | 41,817 | (6,518) | (119,019) | (69,226) |
| **Cash from (used in) financing activities** | | | | |
| Common shares | 312,975 | 426,614 | 442,975 | 426,614 |
| Share subscriptions | 10,000 | (226,015) | 10,000 | — |
| Loans payable | (20,625) | 3,200 | 332,052 | 7,482 |
| Advances from related party | 14,665 | 3,250 | 43,474 | 3,250 |
| | 317,015 | 207,049 | 828,501 | 437,346 |
| **Cash from (used in) investing activities** | | | | |
| Loans and deposit | 26,840 | — | (260,000) | — |
| Mineral property costs | (64,148) | — | (64,148) | — |
| Oil and gas property costs | — | — | (79,837) | (168,647) |
| | (37,308) | — | (403,985) | (168,647) |
| **Increase (decrease) in cash during the period** | 321,524 | 200,531 | 305,497 | 199,473 |
| **Cash position, beginning of period** | 1,339 | (1,058) | 17,366 | — |
| **Cash position, end of period** | $ 322,863 | $ 199,473 | $ 322,863 | $ 199,473 |

**Supplemental disclosures with respect to cash flows (Note 6)**

## 1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia. Its principal business activities consist of exploration and development of resource properties, and providing specialized directional drilling services for the oil and gas industry.

The accompanying unaudited consolidated interim financial statements of Soho Resources Corp. are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. They include the accounts of the Company and its wholly-owed subsidiaries: Samarkand de Mexico S.A. de C.V. ("Samarkand") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

These financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the fiscal year ended February 28, 2003. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. The results for the nine month period ended November 30, 2003 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

The Company follows the current rate method of translation, which translates foreign assets and liabilities at the rate of exchange at the balance sheet date. Revenues and expenses are translated into Canadian dollars at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are deferred and disclosed as a separate component of shareholder's equity.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

| | November 30, 2003 | February 28, 2003 |
|---|---|---|
| | | (Audited) |
| Deficit | $ (11,168,459) | $ (10,685,174) |
| Working capital (deficiency) | $ (805,989) | $ (560,287) |

## 2. OIL AND GAS PROPERTIES

### Gypsy property

The Company entered into an agreement with Code America Investments LLC. ("Code America") to acquire certain gas leases located in Freestone County, Texas. The Company will acquire a 12.5% interest in the producing Lane No. 1 gas well and up to a 100% interest in certain other gas leases. The Company paid approximately US$250,000 and issued 286,630 common shares with a value of $22,930 as a finder's fee and a director of Code America became a director of the Company. As additional compensation, the Company has agreed to issued 2,000,000 common shares to Code America, subject to the completion of a work program on the Lane gas well that results in increased production by 1.25 mmcf/d, sustained for seven days.

### Pebble Creek Property

On August 5th, 2003 the Company entered into Joint Venture Development Agreement with Code America Investments, L.L.C. ("Code America") whereby Soho will, subject to regulatory approval, purchase 5% working interest ("WI") equating to a 3.5% Net Revenue Interest ("NRI") in the Pebble Creek Prospect, Shelby County, Texas. Code America is a corporation controlled by a director.

Pursuant to this agreement the Company paid $79,837 (US $58,070) as its pro-rata cost of development to drill, test and complete two initial wells within the project area. By participating in the drilling of these initial wells, Soho and its partners will earn an option to participate on the same basis in any future prospects on the remainder of the combined leases of approximately 2,300 acres.

In order to fund its pro-rata cost of the development wells, Soho has accepted, subject to regulatory approval, a loan from BHT-TCM Investment Inc. ("BHT") in the amount of US$58,070. The loan will be secured by the working interest being purchased, have a term of one year and have a fixed rate of interest of 8%. Soho has agreed to issue a bonus to BHT equal to 20% of the total amount of the loan, payable in shares of Soho at the price of $0.10 per share. BHT is a non-arms length party to the Company and is controlled by a director. The amount of this loan, $75,400 (US$58,070), is included in "Due to related party" and the loan bonus of $11,614 is included under accrued liabilities.

Costs were incurred as follows:

| | November 30, 2003 | February 28, 2003 (Audited) |
|---|---|---|
| Incurred during the period: | | |
| Acquisition costs | $ 79,837 | $ 368,531 |
| Finder's fee | — | 22,930 |
| Consulting | — | 26,174 |
| Testing and assaying | — | 6,794 |
| | 79,837 | 424,429 |
| Balance, beginning of the period | 424,429 | — |
| Balance, end of the period | $ 504,266 | $ 424,429 |

## 3. MINERAL PROPERTY COSTS

Costs were incurred as follows:

| | November 30, 2003 | February 28, 2003 (Audited) |
|---|---|---|
| Incurred during the period: | | |
| Mineral concession taxes | $ 64,148 | $ — |
| Balance, beginning of the period | 100 | 100 |
| Balance, end of the period | $ 64,248 | $ 100 |

## 4. ACQUISITION OF ADS DRILLING SERVICES INC.

On June 1, 2003, pursuant to a Share Purchase Agreement, Soho acquired 100% of the outstanding common shares of ADS Drilling Services Inc. ADS is a provider of specialized directional drilling services for the oil and gas industry in the United States.

The Share Purchase Agreement provides for Soho to pay an aggregate purchase price of US$1,000,000 under the following terms:

a) Staged payments of US$200,000 to be paid to the shareholders of ADS to be paid by monthly installments of US$10,000 starting November 30, 2003 until April 30, 2004, then US$20,000 per month until November 30, 204; and

b) Staged payments of an additional sum of up to US$800,000 (the "Additional Compensation") which may, at the option of Soho be satisfied in whole or partially either in cash or by the issuance of common shares of the Company, to the shareholders of ADS. These payments are due as follows: January 31, 2004 - US$100,000; July 31, 2004 - US$100,00; January 31, 2005 - US$100,000; and July 31, 2005 - US$500,000.

If ADS does not realize minimum total revenues of US$3,000,000 during the twelve month period ended January 31, 2004, the final three payments totaling US$700,00 of the Additional Compensation will be reduced by an amount proportionate to the difference between the actual revenues of ADS during the said period and US$3,000,000.

As a condition precedent to entering into the Share Purchase Agreement, the company arranged financing for ADS in the amount of US$250,000 by the issuance of promissory notes, loans payable include Cdn$325,000 relating to these promissory notes. In addition, the Company has recorded a loan receivable from ADS in the amount of Cdn$260,000 (US$200,000).

In January 2004, the Company and ADS' former shareholders mutually agreed to rescind the Share Purchase Agreement effective June 1, 2003. Accordingly, these financial statements do not include the operations of ADS, and the investment therein has been written-down, except for the loan by the Company to ADS, which remains on the books. The specific terms of re-payment of this loan are subject to re-negotiation.

## 5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties unless disclosed elsewhere in these statements:

a) Paid or accrued interest expense of $39,899 (November 30, 2002 – $25,813) to shareholders, directors and companies controlled by directors.

b) Paid $27,941 (2002 - nil) for management fees to a director and a company owned by a director.

Accounts payable includes $10,444 for common office costs due from a company with a director in common.

Loans payable of $389,885 (February 28, 2003 - $87,208) are due to shareholders and a company owned by a director. These loans include promissory notes payable in the amount of $346,425 (US$250,000), the proceeds from which were advanced to ADS.

Amounts due to a related party of $151,036 (February 28, 2003 - $107,562) are due to companies controlled by a director. Of this amount, $75,636 of advances are non-interest bearing, unsecured and have no specific terms of repayment. The remaining amount relates to the BHT loan referred to above.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

## 6. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS:

Significant non-cash transactions during the period ended November 30, 2003 included:

a) The issuance of 740,000 common shares, valued at $74,000, for loan bonuses.

b) The issuance of 300,000 common shares, valued at $30,000, as a finder's fee on the acquisition of ADS.

c) The issuance of 1,000,000 common shares on the conversion of $100,000 of loans.

## 7. SEGMENTED INFORMATION

The Company operates primarily in two reportable operating segment, being the oil and gas industry in the United States and the mineral exploration business in Mexico.

| | November 30, 2003 | November 30, 2002 |
|---|---|---|
| Net income (loss) for the period was incurred in: | | |
| Canada | $(448,131) | $(135,588) |
| Mexico | (35,154) | — |
| | $(483,285) | $(135,588) |

| | November 30, 2003 | February 28, 2003 (Audited) |
|---|---|---|
| Identifiable assets are located in: | | |
| Canada | $ 333,066 | $ 37,872 |
| Mexico | 64,248 | 100 |
| USA | 764,266 | 463,179 |
| | $ 1,161,580 | $ 501,151 |

## 8. SUBSEQUENT EVENTS

**a) Private Placement**
The Company has arranged, subject to all necessary regulatory approvals, a Private Placement of 7,000,000 units @ $0.11 per unit for total proceeds of $770,000, each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each full share purchase warrant shall be exercisable for a period of one year at a price of $0.14 per share.

**b) Debt Settlement**
The Company has entered into debt settlement agreements with certain arm's length creditors, pursuant to which it has agreed to settle $123,009 of outstanding debt in consideration of the issuance of 1,118,264 units, each unit having the same terms and conditions as the Private Placement units described above.

**c) Loan Extension**
The Company previously arranged three separate loans in the amount of USD$250,000 in order to fund its obligations under the ADS Drilling Services Inc.,("ADS") Share Purchase Agreement. The Company has negotiated Amendment Agreements with two of the three lenders pursuant to which the lenders have agreed to extend the terms of the loans to July 31, 2004 in consideration of being issued, subject to the acceptance of TSX Venture Exchange, 1,093,907 share purchase warrants. Each share purchase warrant to be exercisable into one common share in the capital of the Company at a price of $0.14 per share for a period of one year.

**d) Options**
The Company has granted a total of 2,400,000 stock options to directors, officers and employees under the recently adopted 2003 Stock Option Plan. The options will carry an exercise price of $0.15 per share and expire five years from the date of granting.